SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________
..

Genesys Conferencing Announces Notice of NASDAQ Listing Requirements

Montpellier, France and Reston, Virginia, – September 20, 2004 — Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), a leading global conferencing specialist, today announced that the Company received notification from the NASDAQ that it is not in compliance with the continued listing requirements of NASDAQ Marketplace Rule 4450 because the bid price of the Company’s American Depository Shares (ADSs) has closed below the minimum $1.00 per share requirement for 30 consecutive days (each ADS represents one half of one share).

In accordance with NASDAQ Marketplace Rule 4450(e) (2), the Company will have until February 28, 2005, to regain compliance with the minimum bid price requirements. To meet the minimum bid price requirements, the Company’s ADSs must close at $1.00 per share or more for a minimum of at least 10 consecutive business days. If the Company has not met the minimum bid price requirements but otherwise continues to comply with the NASDAQ National Market initial listing criteria in NASDAQ Marketplace Rule 4420, then the Company will have an additional 180-calendar day compliance period to meet the minimum bid price requirement.

The Company continues to be in compliance with the other requirements of NASDAQ Marketplace Rules 4420 and 4450.

The NASDAQ notification has no effect on the continued listing of the Company’s ordinary shares on the Nouveau Marché of Euronext Paris S.A.

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing
Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Fortune 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +1 703 736 7100
mike.savage@genesys.com

Tricia Heinrich
Senior Director of Global Public Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 20, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer